No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This Offering (as defined herein) may not be suitable for you and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any of the securities laws of any state of the United States, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable  securities laws of any state of the United States. This Offering document does not constitute an offer to sell, or the solicitation of an offer to buy, any of these securities within the United States or to, or for the account or benefit of, U.S. persons. “United States” and “U.S. person” have the meanings ascribed to them in Regulation S under the U.S. Securities Act.

Offering Document under the Listed Issuer Financing Exemption	June 5, 2024

SILVER NORTH RESOURCES LTD.
(the “Company” or “Silver North”)

SUMMARY OF OFFERING

What are we offering?

Securities:

Up to: (i) 4,444,444 charity flow-through units of the Company that qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)) (the “CFT Units”) for gross proceeds up to $1,000,000 (the “CFT Offering”); and (ii) 1,562,500 non-flow-through units of the Company (“NFT Units”) for gross proceeds of up to $250,000 (the “NFT Offering”, and together with the CFT Offering, the “Offering”).

Each CFT Unit will be sold at a price of $0.225 per CFT Unit and will be comprised of one charity flow-through share of the Company that qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)) (each, a “CFT Share”) and one common share purchase warrant (each warrant, a “CFT Warrant”). Each CFT Warrant will entitle the holder thereof to purchase one common share of the Company (each, a “CFT Warrant Share”) at a price of $0.35 for a period of 48 months following the issue date.

Each NFT Unit will be sold at a price of $0.16 per NFT Unit and will be comprised of one common share of the Company (each, a “NFT Share”) and one common share purchase warrant (each warrant, a “NFT Warrant”). Each NFT Warrant will entitle the holder thereof to purchase one common share of the Company (each, a “NFT Warrant Share”) at a price of $0.35 for a period of 48 months following the issue date.

Offering:	The Offering is being made on a non-brokered private placement basis.
Offering Price:	$0.225 per CFT Unit, $0.16 per NFT Unit.
Significant Attributes:

The Company will use an amount equal to the gross proceeds received by the Company from the sale of the CFT Units, pursuant to the provisions in the Income Tax Act (Canada), to incur eligible “Canadian exploration expenses” that qualify as “flow-through mining expenditures” as both terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenditures”) related to the Company's projects in the Yukon, on or before December 31, 2025, and to renounce all the Qualifying Expenditures in favour of the subscribers of the CFT Units effective December 31, 2024. In the event the Company is unable to renounce Qualifying Expenditures effective on or prior to December 31, 2024 for each CFT Unit purchased in an aggregate amount not less than the gross proceeds raised from the issue of the CFT Units, the Company will indemnify each CFT Unit subscriber for the additional taxes payable by such subscriber as a result of the Company’s failure to renounce the Qualifying Expenditures as agreed.

The CFT Units will sold on a structured flow-through share financing basis whereby the Company will issue the CFT Units to an agent for one or more disclosed principals; the CFT Units will then immediately be sold to one or more back end buyers (the “End Buyers”).

Closing Date:	On or about [], 2024 (the “Closing Date”). The Offering is not anticipated to close in tranches.
Exchange:

The common shares in the capital of the Company (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSXV”) under the trading symbol “SNAG” and on the OTCQB under the trading symbol “TARSF”.

Last Closing Price:	The last closing price of the Common Shares on the TSXV on June 4, 2024, was $0.175.

Silver North Resources Ltd. is conducting a listed issuer financing under section 5A.2 of National Instrument 45-106 Prospectus Exemptions. In connection with this offering, the Company represents the following is true:

•The Company has active operations and its principal asset is not cash, cash equivalents or its exchange listing.

•The Company has filed all periodic and timely disclosure documents that it is required to have filed.

•The total dollar amount of this offering, in combination with the dollar amount of all other offerings made under the listed issuer financing exemption in the 12 months immediately before the date of this offering document, will not exceed $5,000,000.

•The Company will not close this offering unless the Company reasonably believes it has raised sufficient funds to meet its business objectives and liquidity requirements for a period of 12 months following the distribution.

•The Company will not allocate the available funds from this offering to an acquisition that is a significant acquisition or restructuring transaction under securities law or to any other transaction for which the Company seeks security holder approval.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical fact, information contained herein constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “planned”, “expect”, “project”, “predict”, “potential”, “estimate”, “targeting”, “intends”, “believe”, and similar expressions, or describes a “goal”, or variation of such words and phrases or states that certain actions, events or results “may”, “should”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information and forward-looking statements herein include, but are not limited to, those relating to: the Company’s expectations with respect to the use of proceeds and the use of the available funds following completion of the Offering; the completion of the Offering and the expected Closing Date; the deposits, veins, and properties the Company intends to target with its exploration program;  the types of precious metals being targeted for exploration by the Company; changes in project parameters as plans continue to be refined; the Company’s ability to continue as a going concern; and the Company’s going-forward strategy.

Forward-looking statements and forward-looking information are not guarantees of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made. Such factors and assumptions may include, but are not limited to: the Company’s ability to close the Offering on the terms disclosed herein, or at all, that the Company will use the proceeds from the Offering as currently contemplated, that the Company’s exploration programs will proceed as currently contemplated, the future prices of minerals and precious metals, the price of other commodities such as, fuel and electricity; currency exchange rates and interest rates; favourable operating conditions, political stability, timely receipt of governmental approvals, licences and permits (and renewals thereof); access to necessary financing; stability of labour markets and market conditions in general; availability of equipment; estimates of costs and expenditures to complete the Company’s programs and goals; the Company’s ability to raise sufficient capital to fund planned exploration activities and maintain corporate capacity; stability in financial and capital markets; and there being no significant disruptions affecting the development and operation of the Company’s projects.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, and without limitation: the Company may not be able to close the Offering on the terms disclosed herein, or at all; the Company will not use the proceeds of the Offering as currently contemplated; the Company’s exploration programs will not proceed as currently contemplated; the Company could lose title and ownership of its properties, which would have a negative effect on its operations and valuation; the Company may be unable to obtain the substantial funds required to continue its operations; the Company may fail to obtain required permits and licenses which could adversely impact the Company’s operations and profitability; the market of the Common Shares is subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s Common Shares; the price of the Common Shares may be adversely affected by declines in the prices of certain minerals; the loss of key personnel could adversely affect the Company’s operations; the Company operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on its operations; the Company may be unable to successfully identify suitable acquisition candidates and partners, negotiate acceptable terms or integrate their operations with the Company’s operations; the Company may be unable to protect its information systems or prevent cyber-attacks and security breaches; the inability to access adequate infrastructure for the Company’s exploration, development and processing activities could negatively affect its business, financial condition, results of operations, cash flows or prospects; the Company is subject to political regulatory risks which may adversely affect its ability to continue to explore, develop and operate its properties; the Company is subject to substantial environmental requirements which could cause a restriction or suspension of its operations; the Company may be subject to a variety of civil or other legal proceedings, which may adversely affect its business, operating results or financial condition; the Company may be unable to continue as a going concern; the Company is subject to general global risks arising from epidemic diseases, the ongoing war in Ukraine, rising inflation and interest rates and the impact they will have on the Company’s operations, supply chains, ability to access mining projects or procure equipment, supplies, contractors and other personnel on a timely basis or at all is uncertain; as well as other risk factors in the Company’s other public filings available at www.sedarplus.ca. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. The Company cannot guarantee future results, performance, or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information. The Company undertakes no duty to update any of the forward-looking information to conform such information to actual results or to changes in the Company’s expectations, except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this offering document is expressly qualified by this cautionary statement.

Scientific and Technical Information

The scientific and technical information contained in this offering document relating to the Company’s mineral properties has been reviewed and approved by Mr. Jason Weber, P.Geo., President and CEO of the Company, a “qualified person” (“QP”) within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Historical data contained in this offering document has not been verified.

SUMMARY DESCRIPTION OF BUSINESS

What is our business?

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim silver project (under option to Coeur Mining, Inc.). Silver North also holds gold and base metal projects in Yukon Territory, Colorado and Nevada, and is actively seeking partners for them. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company does not hold any interests in producing or commercial mineral deposits. The Company has no production or other material revenue. Commercial development of any kind will only occur in the event that sufficient quantities of mineral resources containing economic concentrations of minerals are discovered. If, in the future, a discovery is made, substantial financial resources will be required to establish mineral resources and/or mineral reserves. Additional substantial financial resources will be required to develop mining and processing facilities for any mineral resources and/or mineral reserves that may be discovered. If the Company is unable to finance the establishment of mineral reserves or the development of mining and processing facilities it may be required to sell all or a portion of its interest in such property to one or more parties capable of financing such development.

Recent developments

There are no material recent developments in respect of the Company that have not been disclosed in this offering document or in any other document filed by the Company in the 12 months preceding the date of this offering document.

Material facts

There are no material facts about the securities being distributed that have not been disclosed in this offering document or in any other document filed by the Company in the 12 months preceding the date of this offering document and the date the Company’s most recent audited annual financial statements were filed.

What are the business objectives that we expect to accomplish using the available funds?

Business Objectives and Milestones

The Company intends to use the gross proceeds from the sale of the CFT Units to incur Qualifying Expenditures related to the Company's projects in the Yukon, on or before December 31, 2025. This includes programs and expenditures to:

	Expected Time Period for Event	Cost related to Event(1)
Exploration and drilling at the Haldane property	12 months	$750,000
Exploration at the GDR property	12 months	$250,000
		$1,000,000

Notes:

(1)Should the Company raise less than the maximum amount under the CFT Offering it will reduce its exploration expenses accordingly.

Funds from the CFT Offering will be used for exploration at the Company’s Haldane and GDR properties in the Yukon. The primary expenditures at the Haldane property will be related to follow up drilling at the West Fault target, testing extensions of this zone to the southwest along strike and down dip (`4 holes). Drilling will also take place at the Bighorn target (~1 hole), targeting silver mineralization identified in the Company’s 2019 drilling program. The Company also intends to undertake additional drilling at West Fault and/or Bighorn targets and potentially one hole testing the West Fault and continuing to depth to also test the parallel Main Fault target.

Funds from the CFT Offering will also be used for exploration and drill target development at the GDR property. Mapping, prospecting and geochemical sampling may be undertaken on all three claim groups within the GDR property in order to identify drilling targets. The distribution of funds for exploration of the properties will be determined by results of the programs and the size of the completed CFT Offering.

The Company intends to use the funds from NFT Offering for working capital and general corporate purposes.

USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the Offering?

The expected total available funds to the Company following completion of the Offering is estimated to be $1,623,819 if the maximum Offering is completed.

		Assuming 100% of Offering
A	Amount to be raised by this offering	$1,250,000
B	Selling commissions and fees	$67,278(1)
C	Estimated offering costs (e.g., legal, accounting, audit)	$35,000
D	Net proceeds of offering: D = A – (B+C)	$1,147,722
E	Working capital as at most recent month end (deficiency)	$476,097
F	Additional sources of funding	$Nil
G	Total available funds: G = D+E+F	$1,623,819

Notes:

(1)Assumes the Cash Fee (as defined below) is paid on all CFT Unit End Buyers and NFT Unit purchasers.

How will we use the available funds?

Description of intended use of available funds listed in order of priority	Assuming 100% of Offering
Exploration programs in Yukon	$1,000,000
General and Administrative	$300,000
Unallocated Working Capital	$323,819
Total	$1,623,819

The above noted allocation of capital and anticipated timing represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. Although the Company intends to spend the proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company’s ability to execute on its business plan. See the “Cautionary Statement Regarding Forward-Looking Information” section above.

The most recent audited annual financial statements and interim financial report of the Company included a going-concern note. The Company is still in the exploration stage and the Company has not yet generated positive cash flows from its operating activities, which may cast doubt on the Company's ability to continue as a going concern. The Offering is intended to permit the Company to continue its exploration and drilling efforts at its Yukon mineral projects and is not expected to affect the decision to include a going-concern note in the next annual financial statements of the Company.

How have we used the other funds we have raised in the past 12 months?

Previous Financing	Intended Use of Funds	Use of Funds to June 5, 2024
$1,000,000 October and December 2023 Private Placement(1)	Exploration program at Yukon property and general and administrative expenses	$697,675 used for the Company’s exploration program at its Yukon properties and general and administrative expenses
$650,000 April 2024 Private Placement (2)	General and administrative expenses	$532,594 used for general and administrative expenses

Note:

(1)Non-brokered private placement of units of the Company for gross proceeds of $540,000 and flow-through shares of the Company for gross proceeds of $460,000.

(2)Non-brokered private placement of units of the Company for gross proceeds of $650,000.

FEES AND COMMISSIONS

Who are the dealers or finders that we have engaged in connection with this Offering, if any, and what are their fees?

Finder:	Red Cloud Securities Inc.
Compensation Type:	Cash Fee and Finder Warrants (as defined herein).
Cash Commission:

A cash fee (the "Cash Fee") of 7.0% of the aggregate gross proceeds raised from: (i) the sale of CFT Units to End Buyers introduced to the Company by the finder; and (ii) the sale of NFT Units to purchasers introduced to the Company by the finder.

Finder Warrants:

The Company will issue non-transferable Common Share purchase warrants (the "Finders' Warrants") as is equal to up to 7.0% of the number of: (i) CFT Units sold to End Buyers introduced to the Company by the finder; and (ii) NFT Units sold to purchasers introduced to the Company by the finder. Each Finders' Warrant entitles the holder to purchase one Common Share (a "Finders' Warrant Share") for a period of 12 months from the date of issue at an exercise price of $0.16 per Finders’ Warrant Share.

PURCHASERS’ RIGHTS

Rights of Action in the Event of a Misrepresentation

If there is a misrepresentation in this offering document, you have a right

(a)to rescind your purchase of these securities with the Company, or

(b)to damages against the Company and may, in certain jurisdictions, have a statutory right to damages from other persons.

These rights are available to you whether or not you relied on the misrepresentation. However, there are various circumstances that limit your rights. In particular, your rights might be limited if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in paragraph (a) or (b) above, you must do so within strict time limitations.

You should refer to any applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal adviser.

The rights provided for under the Listed Issuer Financing Exemption are for the benefit of all Purchasers.

ADDITIONAL INFORMATION

Where can you find more information about us?

Security holders can access the Company’s continuous disclosure filings on SEDAR+ at www.sedarplus.ca under the Company’s profile.

For further information regarding the Company, visit our website at: https://silvernorthres.com.

Investors should read this offering document and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment of Units.

CERTIFICATE OF THE COMPANY

This offering document, together with any document filed under Canadian securities legislation on or after June 5, 2023, contains disclosure of all material facts about the securities being distributed and does not contain a misrepresentation.

June 5, 2024

“Jason Weber” _________________________________ Jason Weber President, Chief Executive Officer & Director	“Winnie Wong” _________________________________ Winnie Wong Chief Financial Officer & Secretary